
December 23, 2010

Mr. Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3107 Fall Creek Highway
Granbury, TX 76049

> **Re:** **Great Spirits, Inc.**
> **Form 10-Q for fiscal quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52997**

Dear Mr. Willis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director